Filed by Analysts International Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Analysts International Corporation

Commission File No.:  0-4090

This filing relates to the Agreement and Plan of Merger dated as of April 12, 2005, by and among Analysts International Corporation and Computer Horizons Corp. and its wholly owned subsidiary JV Merger Corp.  The following is a press release relating to the transaction described above, a record of which has been made available on Analysts International Corporation’s and Computer Horizons Corp’s websites.

FOR IMMEDIATE RELEASE

COMPUTER HORIZONS AND ANALYSTS INTERNATIONAL SCHEDULE SPECIAL
SHAREHOLDER MEETINGS TO APPROVE MERGER

MOUNTAIN LAKES, N.J. and MINNEAPOLIS, MN, – August, 5, 2005 – Computer Horizons Corp. (Nasdaq: CHRZ) and Analysts International Corporation (Nasdaq: ANLY) jointly announced that they have scheduled their respective shareholder meetings in order to vote on matters related to the proposed merger.  Computer Horizons also announced that the U.S. Securities and Exchange Commission has declared effective its registration statement covering shares of common stock of CHC to be issued in connection with the merger.  Matters related to the proposed merger are subject to the approval of the shareholders of each of Computer Horizons and Analysts International as well as to customary closing conditions.  A joint Proxy Statement/Prospectus is being mailed to shareholders of both companies.  This Proxy Statement includes a proposal to change the name of Computer Horizons to a new name, “International Horizons Group, Inc.” a name that reflects the combination of the two companies.

Computer Horizons and Analysts International will hold their separate special shareholder meetings on September 2, 2005.  The Computer Horizons meeting will be held at the Hanover Marriot, 1401 State Highway No. 10, Whippany, NJ.  Analysts International’s meeting will be heldat the Edina Country Club, 5100 Wooddale Avenue South, Edina, MN.  If shareholder approval is obtained, the transaction is expected to be completed on or around September 6, 2005.  The record date for the shareholder meetings has been set as July 15, 2005.

About Computer Horizons Corp.

Computer Horizons Corp. (NASDAQ: CHRZ) provides professional information technology (IT) services to a broad array of vertical markets, such as financial services, healthcare, pharmaceutical, telecom, consumer packaged goods, as well as the federal government, through its wholly-owned subsidiary, RGII Technologies, Inc.

Computer Horizons’ wholly-owned subsidiary, Chimes, Inc., uses its proprietary technology to enable its Global 2000 customer base to align and integrate business planning with human resource management across an enterprise’s business functions.  For more information on Computer Horizons, visit www.computerhorizons.com.

About Analysts International Corporation

Analysts International is a global technology services company with annual revenue of more than $330 million. Headquartered in Minneapolis, the company is a leader in implementing and managing technology solutions, committed to helping businesses become more adaptive, competitive and profitable. Working with industry leaders to expand our capabilities and value for our customers, Analysts International has established a loyal following of more than 1,000 client organizations, ranging from Fortune 50 global companies to mid-tier industry leaders. The company’s nationwide network of offices and customer service sites allows us to adapt resources and services for any size project or supplemental requirement. Our clients benefit from a single point of contact across the full range of IT services. Analysts International’s lines of business include Technology Integration Services for applications and hardware; Advisory Services for optimizing IT investments; Outsourcing Services with local, national and international capabilities; and Staffing Services to support human capital management needs. For more information, visit http://www.analysts.com.

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions.  Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.  Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this press release may include statements about future financial and operating results and about the proposed merger of Computer Horizons and Analysts International.  These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  Therefore, actual outcomes and results may differ materially from what is expressed herein.  All forward-looking statements included in this press release are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this press release  to reflect events or circumstances after the date of this release or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

Computer Horizons Corp. has filed with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation has filed with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov.  Free copies of the joint proxy statement/prospectus and other documents may also be obtained for free from Computer Horizons Corp.’s and Analysts International Corporation’s respective investor relations at dreingol@computerhorizons.com  and  pquist@analysts.com, respectively.

Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement.  Information regarding Computer Horizons’ officers and directors is included in Computer Horizons’ Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 11, 2005.  Information regarding Analysts International’s officers and directors is included in Analysts International’s Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on April 22, 2005.  These documents are or will be available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from Computer Horizons Corp.’s  investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

Corporate Contacts:	David Reingold, SVP, Marketing, IR	Investors:	Ann Sommerlath
	Computer Horizons Corp.		RFBinder Partners, Inc.
	(973) 299-4105		(212) 994-7525
	dreingold@computerhorizons.com		ann.sommerlath@rfbinder.com

Bill Bartkowski
MeritViewPartners
(612) 605-8616
Bartkowski@meritviewpartners.com

	Penny Quist	Media:	Steve Silva/ Eric Brielmann
	Analysts International Corporation		Joele Frank
	(952) 835-5900		(212) 355-4449
	pquist@analysts.com		ss@joelefrank.com/ewb@joelefrank.com

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